GPC CAPITAL CORP. II
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2401 PLEASANT VALLEY ROAD
YORK, PENNSYLVANIA 17402
(717) 849-8500
FAX (717) 854-4269



May 7, 2001




Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0405

Re: GPC Capital Corp. II
    Registration Statement on Form S-1
    File No.: 333-41282

Dear Mr. Duvall:

         Reference is made to the above registration statement (the "Registration Statement") filed on July 12, 2000. GPC Capital Corp. II (the "Company") has determined that due to current market conditions, the initial offering of its common stock contemplated by the registration statement currently is not in the Company's best interests and, as a result, has ceased its efforts to pursue that offering. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Registration Statement. The Company has not sold any securities in connection with the proposed offering.

         If you have any questions regarding this, please do not hesitate to contact me or Edward Tolley (212-455-3189) or Richard Fenyes (212-455-2812) of Simpson Thacher & Bartlett.

Very truly yours,
GPC Capital Corp. II


By: /s/ John E. Hamilton
    ____________________
Name:  John E. Hamilton
Title:  Vice President


cc:  Edward P. Tolley, III
     Richard A. Fenyes
     Richard E. Farley